Exhibit (a)(8)

[Email communication from Steve Ballmer to Microsoft employees on July 8, 2003]

Today, we are breaking new ground with an innovative approach to compensation that will offer employees a competitive and more stable level of equity-based income than they’ve received during the past five years. This pioneering program reaffirms our commitment to creating an environment that encourages people to do their best work, and where the value of your individual contribution and our collective efforts is appropriately recognized.

Microsoft has long believed in the importance of offering employees a strong and competitive compensation package of base pay, bonus, benefits and equity compensation. The equity component – historically offered in the form of stock options – was designed to tie long-term employee incentive compensation to company performance.

In keeping with Microsoft’s progressive compensation philosophy, and in light of input from employees through the MS Poll and focus groups, we now believe there is a better way to provide significant equity compensation to employees that is both more stable and predictable.

New Stock Award Program

Starting in September 2003, we will be granting Stock Awards instead of stock options. Granted annually, Stock Awards will vest over a period of five years – and, as they vest, they will enable you to earn actual shares of Microsoft stock. The value of Stock Awards isn’t tied to a given strike price, and they don’t have an expiration date.

At other companies, this kind of Stock Award is typically reserved for executives. We believe in giving everyone the opportunity to be an owner and to share in the success of the company. Doing so provides a direct link between the interests of employees and shareholders.

In addition, for more than 600 of Microsoft’s senior leaders, a significant portion of their Stock Awards will depend on growth in the number and satisfaction of Microsoft customers.

The new compensation plan is another important step in a systematic effort to reshape Microsoft’s business processes and strategy to position the company for long-term success.

A year ago we articulated a new and enduring mission for our company, and published a set of values and tenets to guide how we work internally and with partners and customers.

We have crystallized our business and marketing efforts to focus on seven core businesses, deepened our leadership team, and streamlined how the product groups and the field collaborate to meet customer needs.

We have sharpened the focus of our nearly $5 billion investment in R&D innovation around an integrated platform strategy and the Longhorn wave of products.

And the business plan I shared with you in early June prioritizes what we must do to improve internal efficiency, get a closer connection with customers, and meet competitive challenges, especially Linux.

Underwater Options

We know that many of you are concerned about your underwater options. To address this, we are collaborating with JP Morgan to introduce an innovative solution that would enable employees to realize some value for all vested and unvested options with grant prices of $33 or greater.

Participation in this plan will be up to you; you’ll be able to choose between selling all or none of your eligible options. More specifics on pricing will be provided before you make your decision. If you choose not to participate, you will simply keep your current options, and they will retain their current terms and conditions.

Under this plan, the value you would receive will depend on factors including the grant price of your options. We currently expect that options with a grant price of $33 could be sold for approximately $2.00. Options with a grant price of $42 could be sold for approximately $.60. Options with a grant price of $45 could be sold for approximately $.25. Actual values could be more or less, and will be determined when the plan is implemented. The program will be structured to supply some upfront payments together with subsequent payments over time, which would be subject to continued employment.

We need SEC review on this part of the plan, and our goal is to implement it by the end of the calendar year. We will give you more details when the plan is finalized, but I wanted to you to be aware that we are exploring ways to provide value for your options.

Because Stock Awards must be expensed as they vest, Microsoft will include the cost of all equity-based compensation in both future and prior years’ financial statements to preserve year-over-year comparability.

Given the nature of these compensation changes, I know that everyone will be eager to get more information. Your manager will be providing details in the next couple of weeks, and you can get more information online. As Ken DiPietro indicated in an all-company mail earlier today, you also are invited to a virtual company meeting today, at 2 p.m. Redmond time, where Bill, Ken and John Connors will join me to discuss the thinking behind the changes, and to provide more detail about its implementation. Further details about accessing the virtual company meeting online are below.

Going Forward

We believe this new compensation plan is the right direction for employees, for shareholders, and for the company. It provides a competitive compensation package for employees today, and excellent financial growth opportunities based on the company’s future performance. In particular, we think the Stock Awards, equity incentives for our most senior employees, and the plan for addressing underwater options provide a stronger sense of ownership – and greater financial stability – for employees.

While there are many things we need to execute on well over the next few years, I have never been more confident that we have the right values, vision, priorities, organizational structure and, most importantly, the right people, to continue to prosper as the world’s leading software company. The changes we’re announcing today will continue to make Microsoft a great and rewarding place to work.

Steve

Accessing the Virtual Company Meeting

To access the meeting live today at 2 p.m. PDT, go to: http://winme. Note that Remote PPTP/RAS and some wireless LAN users cannot access live Multicast content on Corpnet (MS Intranet). However, all users can access the meeting On Demand at http://winme approximately four hours after the live session. If you have questions you’d like to submit, send them to mailto:execqa and we will try to get as many answered as possible. For employees in the U.S., you also can call in questions during the virtual company meeting to 1-800-992-3675. International employees can call to 425-706-8800. The on-demand content will continue to be available through July 15.